Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation or Organization
Intercept Pharma International Limited	Republic of Ireland
Intercept Pharmaceuticals, LLC	Delaware
Intercept Italia S.r.l.	Italy
Intercept Pharma Europe Ltd.	England and Wales
Intercept Pharma UK & Ireland Ltd	England and Wales
Intercept Pharma Ltd	England and Wales
Intercept Pharma Canada Inc.	British Columbia
Intercept Pharma Switzerland GmbH	Switzerland
Intercept Pharma Deutschland GmbH	Germany
Intercept Pharma France SAS	France
Intercept Pharma Austria GmbH	Austria
Intercept Pharma Spain, S.L.U.	Spain
Intercept Pharma Portugal Unipessoal Lda	Portugal
Intercept Pharma Nederland B.V.	The Netherlands